FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

As previously reported under a Report of Foreign Private Issuer on Form 6-K on January 30, 2018 (Entry into Material Definitive Agreements And Potential Acquisitions and Dispositions of Assets) and April 24, 2018 (Notice of Special Meeting of Shareholders), Kingtone Wirelessinfo Solution Holding Ltd (the “Company”) contemplates an assets exchange pending the approval of the shareholders and is hereby furnishing under the cover of Form 6-K:

Exhibit 99.1 Pro Forma Financial Statements of the Company and LK Technology Ltd. as of March 31, 2018 and for the three months ended March 31, 2018 and the year ended December 31, 2017 (unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name: Title:	Peng Zhang Chief Executive Officer

Date: May 18, 2018